

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

February 15, 2012

<u>Via E-Mail</u>
Mr. James F. McCabe, Jr.
Chief Financial Officer
Steel Partners Holdings L.P.
590 Madison Avenue, 32nd Floor
New York, NY 10022

> **Re:** **Steel Partners Holdings L.P.**
> **Amendment 2 to Registration Statement on Form 10**
> **Filed February 7, 2012**
> **File No. 0-54565**

Dear Mr. McCabe:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: <u>Via E-Mail</u>
        Jason S. Saltsberg, Esq.
        Olshan Grundman Frome Rosenzweig & Wolosky LLP
        Park Avenue Tower
        65 East 55th Street
        New York, NY 10022